

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Robert J. Laikin
Chief Executive Officer
Novus Capital Corporation II
8556 Oakmont Lane
Indianapolis, IN 46260

> **Re: Novus Capital Corporation II**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 30, 2021**
> **File No. 333-260307**

Dear Mr. Laikin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

General

1. Please update executive compensation disclosure as of the fiscal year ended December 31, 2021.

Novus - September 30, 2021 Unaudited Interim Financial Statements
Note 2. Restatement of Previously Issued Financial Statements, page F-75

2. Please refer to your inclusion of the restated balance sheet information as of February 8, 2021. This post-IPO balance sheet, reflecting the receipt of the SPAC IPO net proceeds, on an audited basis was included in a Form 8-K dated February 12, 2021. Since that time, the post-IPO balance sheet was restated on an unaudited basis to reflect the

reclassification of all Class A common stock subject to possible redemption as temporary equity. Please amend the following forms or tell us why such amendment is unnecessary.

- Form 8-K filed on February 12, 2021 to include a restated audited post-IPO balance sheet and conforming restated auditors' report;
- Form 10-Q as of September 30, 2021 to remove disclosure of such unaudited restated February 8, 2021 balance sheet and include a referral to the amended Form 8-K, and;
- Form S-4 to separately include the restated audited post-IPO balance sheet and conforming restated auditors' report.

You may contact Beverly Singleton at (202) 551-3328 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing